Alpine Income Property Trust, Inc.

369 N. New York Ave., Suite 201

Winter Park, Florida 32789

September 29, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pearlyne Paulemon

Re:	Acceleration Request of Alpine Income Property Trust, Inc. Registration Statement on Form S-3 (File No. 333-274724)

Dear Ms. Paulemon:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Alpine Income Property Trust, Inc., a Maryland corporation (the “Company”), hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 5:00 p.m., Eastern time, on September 29, 2023 or as soon thereafter as practicable.

Once the above-referenced Registration Statement has been declared effective, please orally confirm that event with our counsel, Vinson & Elkins L.L.P., by telephoning Zachary A. Swartz at (804) 327-6324.

Thank you for your attention to this matter.

[Signature page follows]

Very truly yours,

ALPINE INCOME PROPERTY TRUST, INC.

		By:	/s/ Matthew M. Partridge
Name: Matthew M. Partridge
Title: Senior Vice President, Chief Financial Officer and Treasurer

cc:	Zachary A. Swartz, Vinson & Elkins L.L.P.

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